


06015756

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

082-34639

SEC#82-5258

27 July 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 25 July 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary


SEC MAIL PROCESSING
RECEIVED
AUG 04 2006
WASH, D.C.
190
SECT


AGENIX


SEC MAIL
RECEIVED
PROCESSING
AUG 04 2006
WASH., D.C.
190
SECTION

Company Announcement

25 July 2006

Agenix expects profit of $2 million in second half year

Agenix expects a profit result of $2.2M in the second six months of the year to 30 June 2006,which follows its first half loss after tax of ($5.9M). This result is subject to completion of the end of year audit. Audited preliminary final results will be released by 13 September 2006 in accordance with ASX Listing Rules.

The resulting forecast full year loss after tax for the year ended 30 June 2006 of ($3.7M) compares to a loss after tax of ($13.6M) in the previous year. This result is despite forecast expenditure on the company's blood clot imaging agent in development, ThromboView®, increasing this year to $10.2M compared to $5.9M in the previous year.

Agenix CEO and Managing Director, Mr Neil Leggett, who was appointed into that role on 15 December 2005, stated: "We have obtained the benefit of profits on recent asset sales which have partially offset the increased investment in ThromboView®. Even so, in compliance with accounting standards, we have not brought to account the full, expected profit from the Animal Health business transaction with IDEXX in this year's results. Further, the profit of $0.3M from the recent sale and leaseback of our Brisbane property will not be brought to account until next year."

$'000s	This Year 2005/06			Last Year 2004/05		
	1st Half	2nd Half	Total	1st Half	2nd Half	Total
Sales [1]						
Agen	6,937	9,694	16,631	7,583	6,704	14,287
Milton	-	-	-	5,613	1,779	7,392
Other	177	71	248	191	210	401
Total sales	**7,114**	**9,765**	**16,879**	**13,387**	**8,693**	**22,080**
Gross profit on sales ($)	**3,228**	**6,942**	**10,170**	**5,436**	**3,833**	**9,269**
Gross profit on sales (%)	*45%*	*71%*	*60%*	*41%*	*44%*	*42%*
Expenses						
Salaries and wages	3,136	2,871	6,007	4,168	3,791	7,959
Executive payouts	662	-	662	-	-	-
Employee redundancies	-	310	295	-	328	328
ThromboView®	4,967	5,234	10,201	2,400	3,535	5,935
Other expenses	1,302	1,253	2,570	7,310	3,834	11,144
Total expenses	**10,067**	**9,668**	**19,735**	**13,878**	**11,488**	**25,366**
Other income						
Royalty income	278	88	366	1,001	1,017	2,018
Profit on sale of assets	1	4,551	4,552	-	-	-
Grant funding	366	-	366	440	(352)	88
Other	296	262	558	202	173	375
Total other income	**941**	**4,901**	**5,842**	**1,643**	**838**	**2,481**
Net (loss) / profit after tax	**(5,898)**	**2,175**	**(3,723)**	**(6,799)**	**(6,817)**	**(13,616)**

Note:

1 Sales for Agen and Milton will be disclosed under discontinued operations for statutory reporting purposes.

"Despite the benefit of profits from asset sales, we have still generated a vastly improved operational performance in the second half-year with initiatives that have substantially increased sales and simultaneously cut costs", Mr Leggett said.

Sales for Agen Biomedical for the second half-year increased by 39.7% over the first half-year. This second half increase was mainly attributable to the increased sale of biological products in the Human Health business. Salary costs in the second half-year decreased by 8.5% compared to the first half-year. This trend is expected to continue as staff numbers have been reduced from 84 on 1 January 2006 to 57 today.

"There are a lot of very good things happening at Agenix as we continue to transform the company. The management team has a very clear picture of where we want this company to be and one-by-one we are delivering on our objectives. The main focus, however, is continued progress towards a partnering deal for ThromboView®," Mr Leggett said.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus of growing a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.

www.agenix.com